

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2018

Christian Itin, Ph.D.
Chief Executive Officer
Autolus Therapeutics Ltd
Forest House
58 Wood Lane
White City
London W12 7RZ
United Kingdom

> **Re: Autolus Therapeutics Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed June 8, 2018**
> **File No. 333-224720**

Dear Dr. Itin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form F-1 filed June 8, 2018

Summary Financial Data, page 17

1.   Please clarify what the current pro forma information under the Statement of Operations and Comprehensive Loss Data represents. In addition, given that under the corporate reorganization all issued equity shares of Autolus Limited convert on a 3.185-to-1 basis into shares of Autolus Therapeutics Limited stock, please revise your statement of operations and comprehensive loss data to provide additional pro forma share and per

Christian Itin, Ph.D.
Autolus Therapeutics Ltd
June 15, 2018
Page 2

share information for both years presented that reflect the conversion ratio. This comment also applies to your Selected Financial Data on page 93.

Part II. Information Not Required in Prospectus
Item 7. Recent Sales of Unregistered Securities, page II-1

2.   Please tell us why your share option grants from July 3, 2014 through the date of the prospectus as disclosed on page II-2 declined from 4,365,562 in your previous amendment to 1,454,934 in this amendment.

3.   Please revise your disclosure throughout this item to clearly indicate that the share and per share information presented does not reflect the conversion ratio inherent in your corporate reorganization.

Exhibits

4.   It is inappropriate to include assumptions in a legal opinion that are too broad, assume material facts underlying the opinion or any readily ascertainable facts. Please have counsel remove the assumptions in paragraph (f) and (l) of Schedule 1 in Exhibit 5.1, or tell us why they are necessary and appropriate.

5.   Please file an opinion that does not include the qualification in paragraph (d) of Schedule 2 and that otherwise makes clear that counsel has reviewed all matters and made such inquiries as are necessary to render its opinion.

You may contact Mark Brunhofer at 202-551-3638 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Darren DeStefano - Cooley LLP